Mail Stop 3561

December 8, 2006

Via US Mail and Facsimile

Mr. Jose Luis Palomo
Chief Financial Officer
Endesa S.A.
Ribera del Loira, 60
28042 Madrid, Spain

>   **Re: Endesa, S.A.**
>   **Form 20-F for the fiscal year ended December 31, 2005**
>   **Filed May 17, 2006**
>   **File No. 333-07654**

Dear Mr. Palomo:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-7 and F-8

1. Please explain why a report is included for CIEN-Companhia de Interconexao Energetica and subsidiaries for the two years ended December 31, 2005 and for CIEN-Companhia de Interconexao Energetica for the three-month period ended December 31, 2005.

2. Please explain why the reports issued and included for Central Geradora Termeletrica Fortaleza-CGTF, Centrais Electricas Cachoeira Dourada S.A.-CDSA and Endesa Brasil S.A. are for the three month period ended December 31, 2005.

Notes to the Consolidated Financial Statements for 2005, page F-17

3.a) Property, plant and equipment, page F-20

3. Please advise and revise to clarify, if true, that borrowing costs incurred are directly attributable to construction and identify the nature of the qualifying assets. Also, please disclose the amount of borrowing costs capitalized during the period in future filings. Refer to IAS 23.

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response.   Please submit your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief